Polestar Automotive Holding UK Limited

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

March 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited

Amendment No. 3 to Registration Statement on Form F-4

Filed on March 7, 2022

File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated March 23, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 3 to Registration Statement on Form F-4

Index of Financial Statements

Audited Financial Statements of Polestar Automotive Holding UK Limited, page F-1

1.

Staff’s Comment: We note audited financial statements of the registrant, Polestar Automotive Holding UK Limited have been omitted. Please provide audited financial statements of the registrant or explain to us why you believe you are not required to do so.

Response: Polestar acknowledges the Staff’s comment and respectfully submits that Polestar believes historical financial statements of the registrant are not required to be included in the Registration Statement for the reasons described below.

As disclosed on pages 44 and 405 of the Registration Statement, the registrant was incorporated on September 15, 2021 for the purpose of becoming the ultimate holding company for Polestar and consummating the business combination. During the period from September 15, 2021 to date, the registrant has not conducted any material activities (other than those incidental to its formation and consummation of the pending business combination) and currently has only nominal assets.

Polestar acknowledges that historical financial statements of the registrant would generally be required in accordance with the guidance in Section 1160 of the Division of Corporation Finance – Financial Reporting Manual where a registrant “will acquire or otherwise succeed to a business for which financial statements are required to be included.” However, the registrant was not in existence during the period for which such financial statements of its predecessor, Polestar Automotive Holdings Limited, are required to be included in the Registration Statement and, therefore, Polestar respectfully submits that historical financial statements of the registrant are not required to be included in the Registration Statement.

Further, Polestar believes that the inclusion of historical financial statements of the registrant would not provide meaningful disclosure to investors. As noted above, to date, the registrant has not conducted any material activities other than those incidental to its formation and the pending business combination and currently only has nominal assets. Polestar respectfully submits that the historical financial statements of the registrant’s predecessor and Gores Guggenheim, Inc., together with the pro forma financial information included in the Registration Statement, provide investors with the information necessary to make any investment decision.

For the reasons discussed above, Polestar has determined that inclusion of historical financial statements of the registrant is not required and would not be necessary for the adequate protection of investors.

Gores Guggenheim, Inc.

Audited Financial Statements For the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-3

2.

Staff’s Comment: We note that you include two sets of audited financial statements for Gores Guggenheim, Inc. both of which include the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder’s equity, and cash flows for the period from December 21, 2020 (inception) through December 31, 2020. Your current presentation is confusing. Please revise to include the set of audited financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from December 21, 2020 (inception) through December 31, 2020 and respective auditor reports as filed in the Form 10-K/A filed on March 4, 2022.

Response: Polestar acknowledges the Staff’s comment and has revised its presentation of the Gores Guggenheim, Inc. audited financial statements accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-1

3.

Staff’s Comment: We note your disclosure in the exhibit index key that “certain confidential portions” have been omitted from various exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.

Response: Polestar acknowledges the Staff’s comment and has revised the exhibit index key accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP